Deutsche Bank
Equity Structuring Group

Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No.
333-184193 Dated: October 2, 2014

SandP 500 Low Volatility Enhanced Index

Q4 2014

Low Beta Concept
Introduction to Low Beta

Selecting stocks with high dividends and low beta versus the market

                              The beta of a stock is defined as the tendency of a
                              stock's returns to respond to overall market
                          ms  movements. By definition, the market has a beta of
Lower Beta Outperforms        1.0 and individual stocks are ranked according to how
                              much they deviate from the market. A stock's beta is
            Higher Peers*     less than 1.0 if it moves less than the market.
                              Empirical evidence shows that lower beta assets may
                              tend to outperform their higher beta peers, with lower
                              volatility.
       May Lead to High       Low-beta portfolios offer a combination of high
                              average returns and smaller draw-downs. This is
  Average Return, Small       contradictory to the fundamental principle of risk: high
              Drawdowns       risk is compensated by higher expected returns
                              Selecting constituents based on trailing dividend yield
            High Dividend     offers a simple value investing technique

*See for Example:
Black, F., 1993, "Beta and Return", Journal of Portfolio Management, 20, 8-18.

Campbell, J., and Vuolteenaho, T., 2004, "Bad Beta, Good Beta", The American
Economic Review, 94, 1249-1275.

Deutsche Bank
Equity Structuring Group

Low Beta Portfolio
Why may Investors be better off Investing in Low Beta Stocks?

Irrational behavior flaws: The reason why the Low Beta effect may have not been priced in

The lottery ticket effect

-- Risk seeking investor, looking to get rich quickly, may overpay for a few risky stocks that are perceived to be similar to lottery tickets Attention bias
-- Stocks of companies which are in the news generate attention and may tend to experience heightened volatility Representativeness -- The average investor may ignore a low probability of success and may buy high beta stocks in the hope of riding the next big wave Overconfidence -- Investors may tend to be over confident in their ability to select the few big winners, especially if they have successfully picked winners in the past The Winner's Curse -- With asymmetric information, the highest bidding buyer may pay more for a stock than its true intrinsic value

Deutsche Bank
Equity Structuring Group

Deutsche Bank
Equity Structuring Group

SandP 500 Low Volatility Enhanced Index

SandP 500 Low Volatility Enhanced Index

The Index is owned and calculated by SandP

Overview

[] The SandP 500 Low Volatility Enhanced Index aims to select the stocks of 50
companies from the SandP 500 Index which have an indicative 12-month   dividend
yield higher than the SandP 500 Index and the lowest 12-month   beta to the SandP
500 Index.

[] Once the 50 stocks have been selected, the stocks are weighted according to
their 3-month   average daily trading volume, with the weight of any stock being capped at 5% of the Index.  SandP as Index Sponsor

-- In order to create an index that is fully transparent, rules-based  and accessible, DB partnered with SandP to create the Index.  SandP acts as the Index
Sponsor (i. e.  owner) and Calculation Agent of the Index

-- This makes the Index publicly available as any other SandP Index, with rules, compositions, and other related announcements easily accessible from the SandP website

Deutsche Bank
Equity Structuring Group

S&P 500 Low Volatility Enhanced Index

Performance vs. the S&P 500 Index

- As shown below, the Index has shown higher returns and lower volatility than the S&P 500 Index over certain time periods during almost 15 years of backtesting
- The Index has also shown a lower maximum drawdown than the S&P 500 Index
- The beta to the S&P 500 Index is about 57% over the approximately 15 years of backtesting

Performance



350
300
250
200
150
100
50
Live Date
Jan 00
Jan 02
Jan 04
Jan 06
Jan 08
Jan 10
Jan 12
Jan 14
S&P 500 Low Volatility Enhanced
S&P 500 (PR)

Return statistics

	S&P 500 Low Volatility Enhanced Index (PR)	S&P 500 Index (PR)
IRR since inception	7.81%	2.54%
YTD return	10.53%	9.18%
1-month return	1.98%	2.32%
3-month return	4.34%	4.53%
1 year return	9.04%	14.89%
3 year return	35.78%	61.02%
Worst day	-6.61%	-9.03%
Best day	9.39%	11.58%
Maximum Drawdown	-37.32%	-56.78%
Annualised Volatility	14.22%	20.06%
Sharpe Ratio (1.72%)	0.43	0.04
Beta		56.85%
Correlation		80.11%

Notes: Data from 31 January 2000 to 28 November 2014. Source: Bloomberg, S&P and Deutsche Bank.
The S&P 500 Low Volatility Enhanced Index (the "Index") did not exist prior to November 17, 2014 (the "Live Date"). The Index has very limited performance history and no actual investment which allowed tracking of the performance of the Index was possible before the Live Date. All results prior to the Live Date were retrospectively calculated. Accordingly, the results shown during the retrospective period are hypothetical and do not reflect actual returns. Past performance is not an indicator of future results. The performance of any investment product based on the Index would have been lower than the Index as a result of fees and/or costs. See "Key Risk Factors" below for more information.

Deutsche Bank
Equity Structuring Group
5

S&P 500 Low Volatility Enhanced Index

Performance vs. the S&P 500 Index cont.

- The Index has shown better performance compared to the S&P 500 Index over multiple time periods
- For example, during the sharp market downturn of 2008 the Index didn't fall as much as the S&P 500 Index, nor did it significantly lag behind the S&P 500 Index during the rebound and positive performance of 2009

Calendar month performance *(lowest 10th percentile highlighted in red, live performance in orange)*

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year	S&P 500 (PR)
2000		-12.9%	9.5%	6.4%	5.4%	-6.9%	0.7%	5.7%	3.8%	4.5%	1.7%	8.8%	27.3%	-5.3%
2001	-8.0%	4.4%	0.6%	3.2%	2.9%	-5.4%	-0.1%	0.9%	-3.4%	1.1%	-0.4%	4.3%	-0.7%	-13.0%
2002	0.1%	1.8%	4.8%	-2.0%	-1.5%	-3.8%	-6.9%	1.8%	-8.2%	-2.2%	2.4%	1.4%	-12.5%	-23.4%
2003	-3.0%	-2.5%	0.7%	3.5%	8.1%	-0.2%	-2.6%	0.7%	2.0%	3.1%	2.3%	5.6%	18.5%	26.4%
2004	1.3%	3.2%	-0.2%	0.3%	0.3%	2.4%	-1.6%	2.2%	0.7%	0.5%	4.8%	1.1%	16.0%	9.0%
2005	1.7%	1.5%	0.2%	1.8%	-0.3%	1.0%	2.6%	0.4%	2.2%	-4.0%	0.5%	0.9%	8.8%	3.0%
2006	1.1%	2.5%	0.2%	1.4%	-1.6%	1.4%	3.7%	2.3%	3.0%	1.3%	-0.3%	3.0%	19.4%	13.6%
2007	1.3%	-0.1%	1.6%	3.7%	0.9%	-4.0%	-3.3%	2.2%	3.5%	3.0%	1.2%	-1.8%	8.0%	3.5%
2008	-5.8%	-0.9%	-0.5%	2.0%	1.6%	-6.5%	2.1%	1.5%	-2.5%	-12.1%	-0.3%	1.0%	-19.6%	-38.5%
2009	-4.4%	-10.0%	5.7%	1.8%	4.4%	1.5%	5.9%	1.2%	1.9%	-0.3%	5.7%	2.4%	15.6%	23.5%
2010	-2.7%	0.7%	3.8%	-1.3%	-5.7%	-0.5%	5.0%	0.2%	4.4%	2.0%	-2.9%	2.9%	5.6%	12.8%
2011	-1.6%	1.6%	1.3%	4.3%	2.5%	-1.5%	-2.3%	1.1%	-1.6%	2.7%	0.9%	3.3%	11.1%	0.0%
2012	-2.4%	1.6%	1.7%	0.9%	-1.0%	4.0%	3.4%	-1.4%	1.6%	-1.0%	-0.8%	-2.0%	4.4%	13.4%
2013	4.6%	2.6%	5.1%	4.5%	-6.1%	0.9%	3.0%	-5.3%	0.0%	5.0%	-0.7%	-0.7%	12.9%	29.6%
2014	-1.4%	3.0%	3.2%	2.7%	0.0%	0.4%	-1.9%	3.7%	-1.3%	2.0%	3.5%		14.4%	11.9%

Notes: Data from 31 January 2000 to 28 November 2014. Source: Bloomberg, S&P and Deutsche Bank.
The S&P 500 Low Volatility Enhanced Index (the "Index") did not exist prior to November 17, 2014 (the "Live Date"). The Index has very limited performance history and no actual investment which allowed tracking of the performance of the Index was possible before the Live Date. All results prior to the Live Date were retrospectively calculated. Accordingly, the results shown during the retrospective period are hypothetical and do not reflect actual returns. Past performance is not an indicator of future results. The performance of any investment product based on the Index would have been lower than the Index as a result of fees and/or costs. See "Key Risk Factors" below for more information.

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Equity Structuring Group
6

S&P 500 Low Volatility Enhanced Index

Performance vs. the S&P 500 Index cont.

- The Index has shown better performance compared to the S&P 500 Index over multiple time periods
- For example, during the sharp market downturn of 2008 the Index didn't fall as much as the S&P 500 Index, nor did it significantly lag behind the S&P 500 Index during the rebound and positive performance of 2009



40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
-30.00%
-40.00%
-50.00%
27.33%
-0.65%
-12.52%
18.53%
15.97%
8.77%
19.38%
8.03%
-19.56%
15.64%
5.60%
11.11%
4.38%
12.92%
14.39%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
S&P 500 Low Volatility Enhanced (PR)
S&P 500 (PR)

Notes: Data from 31 January 2000 to 28 November 2014. Source: Bloomberg, S&P and Deutsche Bank.
The S&P 500 Low Volatility Enhanced Index (the "Index") did not exist prior to November 17, 2014 (the "Live Date"). The Index has very limited performance history and no actual investment which allowed tracking of the performance of the Index was possible before the Live Date. All results prior to the Live Date were retrospectively calculated. Accordingly, the results shown during the retrospective period are hypothetical and do not reflect actual returns. Past performance is not an indicator of future results. The performance of any investment product based on the Index would have been lower than the Index as a result of fees and/or costs. See "Key Risk Factors" below for more information.

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Equity Structuring Group
7

Volatility Analysis

- We consider the 1-year (252-day) rolling window volatility vs. the S&P 500 Index
- The Index has shown lower volatility than the S&P 500 Index over multiple time periods during almost 15 years of backtesting

252d rolling volatility



50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
Live Date
Jan 00
Jan 02
Jan 04
Jan 06
Jan 08
Jan 10
Jan 12
Jan 14
S&P 500 Low Volatility Enhanced
S&P 500 (PR)

Notes: Data from 31 January 2000 to 28 November 2014. Source: Bloomberg, S&P and Deutsche Bank.
The S&P 500 Low Volatility Enhanced Index (the "Index") did not exist prior to November 17, 2014 (the "Live Date"). The Index has very limited performance history and no actual investment which allowed tracking of the performance of the Index was possible before the Live Date. All results prior to the Live Date were retrospectively calculated. Accordingly, the results shown during the retrospective period are hypothetical and do not reflect actual returns. Past performance is not an indicator of future results. The performance of any investment product based on the Index would have been lower than the Index as a result of fees and/or costs. See "Key Risk Factors" below for more information.

Deutsche Bank
Equity Structuring Group
8

S&P 500 Low Volatility Enhanced Index

Performance vs. similar style benchmark

— The net total return Index (i.e. dividend reinvestment after the deduction of withholding tax) outperforms both the S&P 500 Low Vol and Daily Risk Control 15% indices, and has the highest Sharpe Ratio amongst the three indices

— As the S&P 500 Low Vol index is using a volatility weighting mechanism, without controlling for the liquidity explicitly, it may allocate large weights to illiquid companies causing market impact and making it difficult to write options on the index

Performance



400
350
300
250
200
150
100
50
Live Date
Nov 02
Nov 04
Nov 06
Nov 08
Nov 10
Nov 12
Nov 14
S&P Low Volatility Enhanced Index (NTR)
S&P 500 Low Vol Index (NTR)
S&P 500 Daily Risk Control 15% Index (TR)

Return statistics

	S&P 500 Low Volatility Enhanced Index (NTR)	S&P 500 Low Vol Index (NTR)	S&P 500 Daily Risk Control 15% Index (TR)
IRR since inception	11.92%	9.81%	10.20%
YTD return	16.73%	15.25%	12.39%
1-month return	3.69%	2.78%	3.04%
3-month return	4.73%	6.80%	1.38%
1 year return	16.17%	16.45%	16.55%
3 year return	50.00%	58.86%	74.12%
Worst day	-6.61%	-7.07%	-5.83%
Best day	9.39%	10.13%	3.80%
Maximum Drawdown	-35.21%	-41.34%	-30.15%
Annualised Volatility	13.67%	14.34%	14.59%
Sharpe Ratio (1.72%)	0.75	0.56	0.58

Notes: Data from 29 November 2002 to 28 November 2014. Source: Bloomberg, S&P and Deutsche Bank.
The S&P 500 Low Volatility Enhanced Index (the "Index") did not exist prior to November 17, 2014 (the "Live Date"). The Index has very limited performance history and no actual investment which allowed tracking of the performance of the Index was possible before the Live Date. All results prior to the Live Date were retrospectively calculated. Accordingly, the results shown during the retrospective period are hypothetical and do not reflect actual returns. Past performance is not an indicator of future results. The performance of any investment product based on the Index would have been lower than the Index as a result of fees and/or costs. See "Key Risk Factors" below for more information.

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Equity Structuring Group
9

SandP 500 Low Volatility Enhanced Index
 Performance vs. similar style benchmark cont.

-- Index performance comparable to the style benchmarks

-- Index recovered well from the financial crisis, registering slightly better returns in the rebound year of 2009 than the similar style benchmarks

SandP Low Volatility Enhanced Index (NTR) SandP 500 Low Vol Index (NTR) SandP 500
Daily Risk Control 15% Index (TR)

Notes: Data from 29 November 2002 to 28 November 2014. Source: Bloomberg, SandP and Deutsche Bank.
       The SandP 500 Low Volatility Enhanced Index (the "Index") did not exist prior to November 17, 2014 (the "Live Date"). The Index has very limited performance history and no actual investment which allowed tracking of the performance of the Index was possible before the Live Date. All results prior to the Live Date were retrospectively calculated. Accordingly, the results shown during the retrospective period are hypothetical and do not reflect actual returns. Past performance is not an indicator of future results. The performance of any investment product based on the Index would have been lower than the Index as a result of fees and/or costs. See "Key Risk Factors" below for more information.
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Equity Structuring Group

Sector allocation analysis

-- Large allocation to non-cyclical sectors

-- Large allocation to high dividend paying sectors such as utilities

-- Zero allocation to Financials over the financial crisis period (2008-2009)

Average since inception of the Index

Average (SandP Low Volatility Enhanced Index) Average (SandP 500 Index)

Year by year (selections in end of December)

Utilities

Telecommunication Services Materials

Information Technology Industrials Health Care Financials Energy Consumer
Staples Consumer Discretionary

Notes: Data from 31 January 2000 to 28 November 2014. Source: Bloomberg, SandP and Deutsche Bank.
       The SandP 500 Low Volatility Enhanced Index (the "Index") did not exist prior to November 17, 2014 (the "Live Date"). The Index has very limited performance history and no actual investment which allowed tracking of the performance of the Index was possible before the Live Date. All results prior to the Live Date were retrospectively calculated. Accordingly, the results shown during the retrospective period are hypothetical and do not reflect actual returns. Past performance is not an indicator of future results. The performance of any investment product based on the Index would have been lower than the Index as a result of fees and/or costs. See "Key Risk Factors" below for more information.
------
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----------------------------------------------------------------

Deutsche Bank
Equity Structuring Group

Deutsche Bank
Equity Structuring Group

Appendix

Portfolio construction
 The Index composition is reviewed and rebalanced on an annual basis

Strictly rules-based process involving the following steps (see SandP website for
Index Documentation and full Index rules)

As of the rebalancing reference date (last business day of December of each year)

1. Take the current composition of the SandP 500

2. Filter away stocks that don't have one year available price history

3. Filter away stocks that have less than $5  million in average daily trading volume over the last 3 months

4. Calculate the indicative one year dividend yield for both the individual stocks and for SandP 500 Index

5. Filter away stocks that have a dividend yield lower than the SandP 500 Index

6. Calculate the one year beta based on daily price returns versus the SandP 500
Index

7. Sort the stocks according to the derived beta, keep the 50 names with lowest values

8. Give each stock a weight according to its 3 months ADTV divided by the sum of 3 months ADTV for the 50 selected shares (i. e.  liquidity weighted)

9. Cap any weights at 5%, allocating the excess weight pro-rata  among remaining stocks (still subject to the cap of 5%, so this has to be done iteratively) 10. The index is rebalanced annually, after the close on the last business day of January of each year

Deutsche Bank
Equity Structuring Group

Key Risk Factors

Prospective investors should be aware of the following Key Risks

Before investing in any financial product linked to the Index, prospective investors should carefully consider the following key risk factors as well as the matters set forth in the relevant disclosure documents, including the risk disclosure for such investment.

[] The Index aims to select 50 companies from the SandP 500 Index, which have indicative 12-month  dividend yields higher than the SandP 500 Index and the lowest 12-month  betas to the same index. The beta and dividend yield of each component stock are computed on the basis of past values and may change after such component stock is included in the Index. There is no assurance that the future performance of the Index will show a lower beta or higher dividend yield than the SandP 500 Index.  If the Index strategy is not successful, the return on your investment may be adversely affected.

[] There is no assurance that the Index will outperform the SandP 500 Index.
Even if the Index does outperform the SandP 500 Index, the level of the Index may decline, in which case, you may lose some or all of your investment.

[] Calculation of the Index began on November 17, 2014.  Therefore, the Index has a very limited performance history and no actual investment which allowed tracking of the performance of the Index was possible before November 17, 2014.

[] All prospective investors should be aware that the Index methodology was designed, constructed and tested using historic market data and based on knowledge of factors that may have affected its performance.  The returns prior to November 17, 2014 were achieved by means of a retroactive application of the back-tested  Index methodology designed with the benefit of hindsight.  The historical levels of the Index should not be taken as an indication of future performance.

[] SandP, the sponsor of the Index, carries out the calculations necessary to promulgate the Index and maintains some discretion as to how such calculations are made.  SandP also conducts general methodology reviews in a periodic and ad-hoc  basis to reflect economic and political changes and developments in the investment industry.  SandP may introduce changes to the methodology of the Index as result of these activities.  Any of these actions could adversely affect the value of securities linked to the Index.  The Index sponsor has no obligation to consider the interests of holders of securities linked to the Index in calculating or revising the Index.

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Equity Structuring Group

Important Information

The distribution of this document and the availability of some of the products and services referred to herein may be restricted by law in certain jurisdictions. Some products and services referred to herein are not eligible for sale in all countries and in any event may only be sold to qualified investors. Deutsche Bank will not offer or sell any products or services to any persons prohibited by the law in their country of origin or in any other relevant country from engaging in any such transactions.

Prospective investors should understand and discuss with their professional tax, legal, accounting and other advisors the effect of entering into or purchasing any transaction, product or security (each, a "Structured Product").
Before entering into any Structured Product, you should take steps to ensure that you understand and have assessed with your financial advisor, or made an independent assessment of, the appropriateness of the transaction in the light of your own objectives and circumstances, including the possible risks and benefits of entering into such Structured Product.

Structured Products are not suitable for all investors due to illiquidity, optionality, time to redemption and payoff nature of the strategy.

Deutsche Bank or persons associated with Deutsche Bank and their affiliates may: maintain a long or short position in securities referenced herein or in related futures or options; purchase, sell or maintain inventory; engage in any other transaction involving such securities; and earn brokerage or other compensation.

Any payout information, scenario analysis, and hypothetical calculations should in no case be construed as an indication of expected payout on an actual investment and/or expected behavior of an actual Structured Product.

Calculations of returns on Structured Products may be linked to a referenced index or interest rate. As such, the Structured Products may not be suitable for persons unfamiliar with such index or interest rate, or unwilling or unable to bear the risks associated with the transaction. Structured Products denominated in a currency, other than the investor's home currency, will be subject to changes in exchange rates, which may have an adverse effect on the value, price or income return of the products. These Structured Products may not be readily realizable investments and are not traded on any regulated market. Structured Products involve risk, which may include interest rate, index, currency, credit, political, liquidity, time value, commodity and market risk and are not suitable for all investors.

The past performance of an index, securities or other instruments does not guarantee or predict future performance.

In this document, various performance-related statistics, such as index return and volatility, among others, of the SandP 500 Low Volatility Enhanced Index are compared with those of the SandP 500 Index, the SandP 500 Low Volatility Index and
the SandP 500 Daily Risk Control 15% Index. Such comparisons are for information purposes only. No assurance can be given that the SandP 500 Low Volatility
Enhanced Index will outperform the SandP 500 Index, the SandP 500 Low Volatility
Index and the SandP 500 Daily Risk Control 15% Index in the future; nor can assurance be given that the SandP 500 Low Volatility Enhanced Index will not significantly underperform the SandP 500 Index, the SandP 500 Low Volatility Index
and the SandP 500 Daily Risk Control 15% Index in the future. Similarly, no assurance can be given that the relative volatility levels of the SandP 500 Low
Volatility Enhanced Index, the SandP 500 Index, the SandP 500 Low Volatility Index
and the SandP 500 Daily Risk Control 15% Index will remain the same in the future.

Deutsche Bank does not provide accounting, tax or legal advice.

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Important Information

Backtested, hypothetical or simulated performance results presented herein have inherent limitations. Unlike an actual performance record based on trading actual client portfolios, simulated results are achieved by means of the retroactive application of a backtested model itself designed with the benefit of hindsight and knowledge of factors that may have possibly affected its performance. Taking into account historical events, the backtesting of performance also differs from actual account performance because an actual investment strategy may be adjusted any time, for any reason, including a response to material, economic or market factors. The backtested performance includes hypothetical results that do not reflect the deduction of advisory fees, brokerage or other commissions, and any other expenses that a client would have paid or actually paid and do not account for all financial risk that may affect the actual performance of an investment. No representation is made that any trading strategy or account will or is likely to achieve profits or losses similar to those shown. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical backtested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis.

Structured Products discussed herein are not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other governmental agency. These Structured Products are not insured by any statutory scheme or governmental agency of the United Kingdom.

These Structured Products typically involve a high degree of risk, are not readily transferable and typically will not be listed or traded on any exchange and are intended for sale only to investors who are capable of understanding and assuming the risks involved. The market value of any Structured Product may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the equity prices and credit quality of any issuer or reference issuer.

Additional information may be available upon request. Any results shown do not reflect the impact of commission and/or fees, unless stated.

THIS MATERIAL IS FOR INFORMATIONAL AND DISCUSSION PURPOSES ONLY. WHEN MAKING AN INVESTMENT DECISION, ANY PROSPECTIVE TRANSACTION PARTY SHOULD RELY SOLELY ON THE DOCUMENTATION CONTAINING THE FINAL TERMS AND CONDITIONS OF THE TRANSACTION, NOT ON THIS PRESENTATION. Before entering into any transaction, you should take steps to ensure that you understand the Structured Product and have made an independent assessment of the appropriateness of the Structured Product in light of your own objectives and circumstances, including the possible risks and benefits of entering into such a Structured Product and also the tax implications of entering into the proposed Structured Product, including seeking tax advice in any applicable jurisdiction. Reference must be made to the official Structured Product documents for definitive information with respect to any offering or transaction.

"Deutsche Bank" means Deutsche Bank AG and its affiliated companies, as the context requires. Deutsche Bank Private Wealth Management refers to Deutsche Bank's wealth management activities for high-net-worth clients around the world. Deutsche Bank Alex Brown is a division of Deutsche Bank Securities Inc.

Copyright 2014 Deutsche Bank AG.

License Agreement with S&P

Any Structured Products are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of the McGraw-Hill Companies, Inc., which we refer to as S&P. S&P makes no representation or warranty, express or implied, to the owners of the Structured Products or any member of the public regarding the advisability of investing in securities generally or in the Structured Products particularly, or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to Deutsche Bank AG is the licensing of certain trademarks and trade names of S&P without regard to Deutsche Bank AG or the Structured Products. S&P has no obligation to take the needs of Deutsche Bank AG or the holders of the Structured Products into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing, price or quantity of the Structured Products to be issued or in the determination or calculation of the amount due at maturity of the Structured Products. S&P has no obligation or liability in connection with the administration, marketing or trading of the Structured Products.

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16

Important Information

SandP DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE SandP 500
INDEX OR ANY DATA INCLUDED THEREIN AND SandP SHALL HAVE NO LIABILITY FOR ANY
ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. SandP MAKES NO WARRANTY, EXPRESS OR
IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, HOLDERS OF THE
STRUCTURED PRODUCTS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SandP 500
INDEX OR ANY DATA INCLUDED THEREIN. SandP MAKES NO EXPRESS OR IMPLIED WARRANTIES,
AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A
PARTICULAR PURPOSE OR USE WITH RESPECT TO THE SandP 500 INDEX OR ANY DATA
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HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES
(INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"STANDARD and POOR'S", "SandP", "SandP 500" AND "500" ARE TRADEMARKS OF THE
MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY DEUTSCHE BANK AG.
STRUCTURED PRODUCTS ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY SandP AND
SandP MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE
STRUCTURED PRODUCTS.

Deutsche Bank AG has filed a registration statement (including a prospectus)
with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-311-4409.